UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Press Release dated April 10, 2017 titled “GeoPark Announces First Quarter 2017 Operational Update”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: April 10, 2017

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES FIRST QUARTER 2017 OPERATIONAL UPDATE

DELIVERING ON PRODUCTION GROWTH

Santiago, Chile – April 10, 2017 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina, and Peru, today announced its operational update for the three-month period ended March 31, 2017 (“1Q2017”).

(All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified).

Quarterly Highlights

Oil and Gas Production Up

•	Consolidated oil and gas production up 12% to 25,180 boepd (up 6% compared to 4Q2016)

•	Oil production up 25% to 20,487 bopd

•	Gas production down 24% to 28.2 mmcfpd

•	1Q2017 exit production of approximately 26,100 boepd

•	2017 exit production target of 30,000+ boepd

Exploration, Appraisal and Development Well Drilling Success

•	In Colombia in the Llanos 34 Block (GeoPark operated with 45% WI):

o	Discovery of new Chiricoca oil field with Chiricoca 1 exploration well currently producing 950 bopd gross

o	Further appraisal and development of the Jacana oil field with:

o	Appraisal well Jacana 11 extending south-west limits of field and currently producing 2,200 bopd gross

o	Appraisal well Jacana Sur 2 and development wells Jacana 7 and Jacana 8 were drilled and are waiting for completion/testing expected during April/May

o	Further development of Tigana oil field with:

o	Tigana Sur 6 development well found thicker Guadalupe pay and is currently producing 1,700 bopd gross

Long Term Gas Marketing Agreement

•	Advanced negotiations with Methanex to extend gas supply agreement in Chile to December 2026

Deleveraging Balance Sheet

•	Repayment of $10 million on Itau term loan with $40 million in principal remaining

Upcoming 2Q2017 Operational Catalysts

•	Four drilling rigs operational (2 in Colombia, 1 in Argentina, and 1 in Chile) targeting drilling 10 wells, including:

o	Colombia: Explore four new prospects including third major fault trend adjacent and parallel to existing Llanos 34 producing trends

o	Argentina: Explore new prospect in Neuquen Basin CN-V Block (GeoPark operated with 50% WI)

o	Chile: Explore new shallow gas play prospect in Fell Block (GeoPark operated with 100% WI)

Breakdown of Quarterly Production by Country

The following table shows production figures for 1Q2017, as compared with 1Q2016:

	1Q2017			1Q2016
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	19,330	19,267	378	14,871	30%
Chile	3,351	1,182	13,008	4,061	-18%
Brazil	2,499	38	14,766	3,586	-30%
Total	25,180	20,487	28,152	22,518	12%
a)	Includes royalties paid in kind in Colombia for 608 bopd approximately in 1Q2017. No royalties were paid in kind in Chile and Brazil operations.

Quarterly Production Evolution

(boepd)	1Q2016	2Q2016	3Q2016	4Q2016	1Q2017
Colombia	14,871	14,084	15,678	17,535	19,330
Chile	4,061	4,118	3,756	3,523	3,351
Brazil	3,586	2,941	2,636	2,535	2,499
Total	22,518	21,143	22,070	23,593	25,180
Oil	16,347	15,530	16,942	18,798	20,487
Gas	6,171	5,613	5,128	4,795	4,693

Oil and Gas Production Update

Consolidated:

Higher production in Colombia pushed up average consolidated oil and gas production to 25,180 boepd in 1Q2017 from 22,518 boepd in 1Q2016. The increase was mainly attributed to new production from the Jacana and Tigana oil fields - with three new wells drilled and put into production during 1Q2017. On a consolidated basis, it was offset by lower production in Chile due to the natural decline of the fields and Brazil which is still being impacted by limited gas consumption in northeast Brazil. Brazilian Finance Minister Meirelles recently pointed to the beginning of an economic recovery in Brazil, which could potentially lead to higher gas demand later this year.

Oil increased in the production mix to 81% of the total reported production in 1Q2017 (vs. 80% in 4Q2016 and 73% in 1Q2016) – resulting from the successful drilling campaign in Llanos 34 Block.

Colombia:

Average net production in Colombia increased by 30% to 19,330 boepd in 1Q2017 compared to 14,871 boepd in 1Q2016, primarily attributed to the Jacana and Tigana oil fields in Llanos 34 Block. The Llanos 34 Block represented 95% of GeoPark’s Colombian production in 1Q2017.

The 1Q2017 drilling campaign in the Llanos 34 Block continued to provide positive results, as follows:

•	Chiricoca 1 exploration well was successfully completed and put on production in 1Q2017. The well is currently producing approximately 950 bopd gross, with less than 1% water cut

•	Tigana Sur 6 development well was drilled, completed and showed a net pay of approximately 57 feet, which represents a significant thickening (~60%) of the average net pay of the lower Guadalupe formation compared to other producing wells in the Tigana oil field. The well is currently producing approximately 1,700 bopd gross

•	Jacana 11 appraisal well was drilled approximately 2,500 meters south-west of Jacana 6, extending the Tigana/Jacana oil play towards the southern limits of the Llanos. The well is currently producing approximately 2,200 bopd with a 1% water cut

•	Jacana 7 and Jacana 8 development wells and Jacana Sur 2 appraisal well were drilled with testing expected during April/May

During 2Q2017, the campaign will be focused on testing four exploration prospects, two located in the west and two in the east fault trend parallel to the Tigana/Jacana fault trend in Llanos 34 Block. In addition, it will include two wells to continue developing the Jacana oil field. For a summary of the drilling activities in the next quarter, please refer to the table Expected Drilling Schedule for 2Q2017, included below.

Chile:

Average net oil and gas production in Chile decreased by 18% to 3,351 boepd in 1Q2017 compared to 4,061 boepd in 1Q2016 due to the natural decline of the fields with limited drilling activity since 2014. There was no drilling activity in Chile during 1Q2017. The production mix during 1Q2017 was 65% gas and 35% oil, unchanged from 1Q2016. The Fell Block (GeoPark operated with a 100% WI) represented 98% of GeoPark’s Chilean production.

GeoPark is in advanced negotiations with Methanex to extend the gas supply agreement in Chile to December 2026. In addition, the Company is currently negotiating a new agreement with ENAP which will allow sales to be interrupted if pricing conditions in the export market are more competitive. As a result of these negotiations, 1Q2017 oil production has been kept in storage and is expected to be sold during 2Q2017, with no significant impact on 1Q2017 results. Chilean oil production represented 6% of The Company´s consolidated net oil production during this period.

During 2Q2017, GeoPark will be targeting three different gas opportunities through the drilling of one exploration and two development wells in the Fell Block. Please refer to the table Expected Drilling Schedule for 2Q2017, included below.

Brazil:

Average net oil and gas production in Brazil decreased 30% to 2,499 boepd in 1Q2017 compared to 3,586 boepd in 1Q2016, primarily attributed to lower gas consumption by Brazilian industrial users.

Manati Field production capacity remained unaffected and net production could increase to approximately 3,500 boepd average levels in the event gas consumption increases. The Manati Field contractual take-or-pay provisions restrict volumes going below current levels. The Manati Field (GeoPark non-operated with a 10% WI) represented 100% of GeoPark’s Brazilian production.

Praia do Espelho exploration prospect in Reconcavo Basin was drilled to a total depth of 2,333 meters. Main targets, Sergi and Agua Grande formations, were found water bearing with reservoir thicknesses of 36 ft and 46 ft, respectively. In addition, 47 ft of reservoir with oil traces were encountered in a secondary target, in the Gomo formation. As of the date of this release, and following an in-depth G&G analysis, a decision was made to plug and abandon the well. Drilling costs amounted to $2.3 million.

Argentina:

Exploration drilling of Rio Grande Oeste 1 well in CN-V Block (GeoPark operated with a 50% WI), in the Neuquén Basin, is expected to start in late April, in partnership with Wintershall (subsidiary of BASF).

Expected Drilling Schedule for 2Q2017

The following is a summary of the expected drilling activities scheduled for 2Q2017 with estimated total net capital expenditures of $35-40 million (drilling and completion costs of $25-28 million plus facilities of $10-12 million). All wells are operated by GeoPark.

Prospect/Well[a]		Country	Block	Working Interest	Type
1	Sinsonte 1	Colombia	Llanos 34	45%	Exploration
2	Guaco 1	Colombia	Llanos 34	45%	Exploration
3	Jacamar 1	Colombia	Llanos 34	45%	Exploration
4	Currucucu 1	Colombia	Llanos 34	45%	Exploration
5	Jacana 9	Colombia	Llanos 34	45%	Development
6	Jacana Sur 1	Colombia	Llanos 34	45%	Development
7	Kimiri Aike 4	Chile	Fell	100%	Development
8	Uaken 1	Chile	Fell	100%	Exploration
9	Ache 3	Chile	Fell	100%	Development
10	Rio Grande Oeste 1	Argentina	CN-V	50%	Exploration

a)	Information included in the table above is subject to change and may also be subject to partner or regulatory approval

For further information, please contact:

INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile T: +562 2242 9600	ssteimel@geo-park.com

Dolores Santamarina – Investor Manager Buenos Aires, Argentina T: +5411 4312 9400	dsantamarina@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	jlevy@sardverb.com

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2017 production growth, expected drilling schedule, economic recovery, payback timing, IRR, drilling activities, demand for oil and gas and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses, except when specified.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective Resource volumes are presented as unrisked.

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